Li He	Davis Polk & Wardwell
Partner	Hong Kong Solicitors
+852 2533 3306	The Hong Kong Club Building
li.he@davispolk.com	3A Chater Road
davispolk.com	Hong Kong

Resident Hong Kong Partners

Karen Chan †	Patrick S. Sinclair*
Yang Chu †	Miranda So*
James C. Lin*	James Wadham †
Gerhard Radtke*	Jia Xu †
Martin Rogers †

Hong Kong Solicitors
* Also Admitted in New York
† Also Admitted in England and Wales

October 25, 2021

Re:	YXT.COM GROUP HOLDING LIMITED (CIK: 0001872090)

Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1

Confidentially Submitted on September 28, 2021

Confidential

Brittany Ebbertt

Christine Dietz

Alexandra Barone

Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of YXT.COM GROUP HOLDING LIMITED (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 14, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 28, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

October 25, 2021

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Amendment No. 1 to Draft Registration Statement on Form F-1 submitted September 28, 2021

Cover Page

1.

We note your response to prior comment 2. Please expand your disclosure on the cover page and in the prospectus summary to expressly discuss the recent statements by the PRC government, including those related to the use of VIEs, data security and anti-monopoly concerns. In addition, please ensure that the prospectus summary addresses all of the risks highlighted on the cover page. Specifically, the company should disclose the risk that the PRC government may intervene with or influence its operations at any time and that the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and the company cannot rule out the possibility that it will in the future release regulations or policies that could adversely affect the company’s business, financial condition and results of operations.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page and pages 12, 58, 59, 60 and 61 of the Revised Draft Registration Statement.

Prospectus Summary, page 1

2.

Please refer to prior comment 9 and revise your risk factor summary to discuss uncertainties that rules and regulations in China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page and pages 12, 58, 59, 60 and 61 of the Revised Draft Registration Statement.

Key Operating Metrics

Customer Metrics, page 28

3.

We note your response to prior comment 16; however, we believe that presentation of the 2019 net revenue retention rate is useful for understanding the trend in organic customer revenue growth prior to the acquisition of CEIBS. Please revise to disclose the net revenue retention rate for 2019.

In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 28, 111, 112, 114, 148 and 152 of the Revised Draft Registration Statement.

October 25, 2021

Contribution Margin, page 29

4.

We note your response to prior comment 13. Revise to remove the adjustment for fixed compensation expense as this appears to violate the guidance in Question 100.01 of the Non-GAAP C&DIs. In this regard, we note that compensation is a normal, recurring cash operating expense necessary to operate your business and therefore should not be excluded from a performance measure. Also, since Contribution Margin is a non-GAAP measure, these disclosures should be moved back to the Non-GAAP Measures section of your filing.

The Company acknowledges the Staff’s comment. The Company respectfully submits that Contribution Margin was calculated based on a similar formula that is adopted by some U.S.-listed companies, which reflects the Company’s profitability level for every incremental sales on average. The disclosure of Contribution Margin was moved to the section headed “Key Operating Metrics” because the Company’s management evaluates operating performance using Contribution Margin on a regular basis. This approach is consistent with the disclosure of some peer companies listed on the U.S. stock markets. However, the Company understands the Staff’s concern that Contribution Margin can be categorized as a non-GAAP measure, and excluding normal, recurring cash operating expense may cause the presentation of such measure to be misleading. Therefore, in response to the Staff’s comment, the Company has removed the disclosure of Contribution Margin throughout the Revised Draft Registration.

Risk Factors

Risks Related to Doing Business in China

Uncertainties with respect to the PRC legal system..., page 61

5.

Please separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs.

In response to the Staff’s comment, the Company has revised the disclosures on pages 12, 60 and 61 of the Revised Draft Registration Statement.

Unaudited Condensed Consolidated Financial Statements

Note 18. Subsequent Events, page F-116

6.

We note that you granted stock options and restricted shares in September 2021. We also note that ordinary shares were transferred for no consideration and share-based compensation expense was recorded. Please tell us the fair value of the underlying ordinary shares used to value each award. Please continue to update this analysis through effectiveness of the registration statement for any subsequent share-based awards granted.

The Company respectfully advises the Staff that the fair value of the underlying ordinary shares used to value the stock options and restricted shares granted to the Company’s CEO on September 10, 2021 was in the amount of US$5.71 per share, which was based on valuation result. The Company respectfully advises the Staff that the Company has been tracking the fair value of the ordinary shares throughout the past periods, and will continue to update this analysis through effectiveness of the registration statement for any subsequent share-based awards that the Company may grant.

General

7.	We continue to consider your response to prior comment 31.

The Company acknowledges the Staff’s comment.

October 25, 2021

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If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Pun Leung (Anthony) Liu (liaobl@yxt.com), Chief Financial Officer

YXT.COM GROUP HOLDING LIMITED

Mr. Yi Gao, Esq., Partner

Simpson Thacher & Bartlett LLP

Mr. Derek Shao, Partner

PricewaterhouseCoopers Zhong Tian LLP

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